ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Premium Dividend Fund

The fund intends to engage in futures transactions, as permitted under its investment restrictions.  It is anticipated that the fund will utilize U.S. Treasury futures to manage its interest rate exposure. The fund may sell U.S. Treasury futures contracts to attempt to hedge against rising interest rates.